FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer
                   Pursuant to Rule 13a-16 or 15d-16 under the
                         Securities Exchange Act of 1934

                         For the month of November 2002

                         Commission File Number 1-14636

                            ABITIBI-CONSOLIDATED INC.
                              1155 Metcalfe Street
                                    Suite 800
                                Montreal, Quebec
                                 Canada H3B 5H2
                    (Address of principal executive offices.)

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                  Form 20-F |_|                Form 40-F |X|.

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

      Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes |_|                      No |X|.

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        ABITIBI-CONSOLIDATED INC.


      November 27, 2002                 /s/ Jacques Vachon
        `                               -------------------------------------
                                        By: Jacques Vachon
                                        Its: Senior Vice President, Corporate
                                             Affairs and Secretary

ABITIBI-CONSOLIDATED INC.
Third quarter report to shareholders

$77 Million Net Earnings in Third Quarter

Abitibi-Consolidated reported net earnings of $77 million in the third quarter ending September 30, 2002 compared to a loss of $83 million in the same three months of 2001. Net earnings for the nine-month period ended September 30, 2002 amounted to $230 million compared to $127 million for the same period of 2001.

      Included in the third quarter 2002 results is a $289 million net profit from the sale of the Saint-Felicien pulp mill and a favourable income tax adjustment of $25 million. These elements were offset in part by a foreign exchange loss mainly on the US-denominated debt of $192 million ($177 million after-tax) and an after-tax charge of $7 million associated with debt reimbursement.

      On a per share basis, the Company recorded net earnings of $0.17 for the third quarter of 2002 and $0.52 for the nine-month period ended September 30, 2002. This compares to a loss of $0.19 per share and net earnings of $0.29 per share, respectively, for the same periods of 2001. The weighted average number of shares outstanding remained constant at 440 million during these periods.

      Net sales in the third quarter of 2002 amounted to $1,284 million compared to $1,336 million for the corresponding quarter of last year. Operating profit from continuing operation was $29 million for the third quarter of 2002 or 2.3% of net sales, compared to $207 million or 15.5% of net sales for the third quarter of 2001.

      The reduction in operating profit from continuing operations in the third quarter of 2002 over the corresponding quarter of 2001 resulted from lower paper and lumber selling prices, higher newsprint cost of goods sold and higher amortization due to the start-up of the machine in Lufkin, Texas partially offset by higher newsprint and value-added sales volume and lower value-added cost of goods sold.

      In 2001 and effective January 1, 2002, the Canadian Institute of Chartered Accountants (CICA) issued two changes in Generally Accepted Accounting Principles impacting the Company's results. First, the CICA issued recommendations intended to eliminate the deferral and amortization of unrealized translation gains and losses on foreign currency denominated monetary assets and liabilities. The recommendations were adopted retroactively, with restatement. The pre-tax impact of this change is a charge of $192 million in the third quarter of 2002 (a $30 million gain for the nine months ended September 30, 2002) and a $174 million charge in the same quarter of 2001 (a $228 million charge for the nine months ended September 30, 2001). Secondly, the CICA issued a new handbook section that requires intangible assets with an indefinite life and goodwill to be tested annually for impairment.
Consequently, goodwill and indefinite life intangible assets are no longer amortized, such amortization represented a charge of $10 million in the third quarter of 2001 ($30 million for the nine months ended September 30, 2001).

      In the second quarter of 2002, the Company completed its transitional goodwill impairment test as of January 1, 2002 and determined there was no goodwill impairment. Abitibi-Consolidated will perform an impairment test in the fourth quarter of 2002 and thereafter such test will be conducted in the same period on an annual basis.

Overview of Results

As mentioned previously, Abitibi-Consolidated sold its pulp mill in Saint-Felicien, Quebec which represented approximately 80% of its market pulp activities. Consequently, the Company has removed the results of the mill from its continuing operations.

      Operating profit from continuing operations per business segment for the periods ended September 30 was as follows:

                                                 (in millions of dollars)
                                           -------------------------------------
                                            Three months           Nine months
                                           -------------------------------------
                                           2002       2001       2002       2001

Newsprint                                     3        122         (1)       557
Value-Added
   Groundwood Papers                         33         67        105        231
Lumber                                       (7)        18         60         26
                                           ----       ----       ----       ----
Total                                        29        207        164        814
                                           ----       ----       ----       ----


Abitibi-Consolidated 2002              01

NEWSPRINT, VALUE-ADDED GROUNDWOOD PAPERS AND LUMBER

Newsprint

The North American newsprint market continues to be influenced by a modest recovery in ad lineage. Newsprint demand improved by 3.6% in the third quarter of 2002 compared to the same period in 2001, as reported by the Pulp and Paper Products Council. At the end of September 2002, total producer and customer newsprint inventories were 183,000 metric tonnes lower than at the end of September 2001. U.S. dailies stocks also fell from 39 days of supply at the end of September 2001 to 37 days of supply a year later.

      Shipments of newsprint by the Company in the third quarter of 2002 were 192,000 metric tonnes higher than the third quarter of 2001. During the third quarter of 2002, the Company took 210,000 metric tonnes (695,000 metric tonnes cumulative) of market-related downtime in order to adjust production according to its order book.

      During the quarter, the Company announced and implemented a price increase of US$50 per metric tonne effective August 1, for its North American customers. In general, newsprint prices in international markets remained stable during the quarter.

      The Company expects newsprint markets to continue to recover through the balance of 2002 due to an improvement in the economic environment, which is expected to positively impact newsprint demand. However, current uncertainty in the strength of the economic recovery will remain a risk factor.

      Permanent shutdowns and capacity conversions in North America, combined with limited new capacity additions worldwide, are expected to allow newsprint markets to benefit as general economic conditions improve.

      Cost of sales in the third quarter of 2002 is higher than the same quarter of 2001 mainly due to higher volume of sales and increases in the price of recycled paper in North America and Asia.

Value-Added Groundwood Papers

Demand for printing and writing paper grades has been positively impacted by a slight improvement in advertising spending. According to the Pulp and Paper Products Council, demand for uncoated groundwood papers in North America was up by 6.9% in the third quarter of 2002 compared to the same period in 2001.

      Shipments of value-added paper grades by the Company totalled 458,000 metric tonnes in the third quarter of 2002, compared to 415,000 metric tonnes in the corresponding period of 2001. The increase was partially attributable to the additional sales arising from the new paper machine at Lufkin, Texas. Sales from this machine into the glossy offset market continue to grow, and the Company is on-track in developing higher gloss SC grades.

      The Company's Equal Offset(TM) product continues to perform well in the market place. The product is now well established, with year-over-year sales to September increasing approximately 44%.

      During the quarter, the Company announced a US$50 per metric tonne price increase for select grades, effective October 1.

      The Company expects uncoated groundwood markets to continue performing well through the balance of 2002 due to improving economic conditions.

Lumber

Housing starts in the U.S. remained strong at 1.84 million units in the third quarter of 2002, mainly due to low interest rates and a slightly improved U.S. economy. The Company believes that stability will return to the lumber market once the current Canada-U.S. lumber trade dispute is resolved.

      Sales volume in the third quarter of 2002 totalled 428 million foot board measure (MBf) compared to 391 MBf for the same period in 2001. Lumber prices decreased, depending on the product, from 10 - 12% during the third quarter of 2002 compared to the second, despite the strong housing starts in United States. The reduction is mainly due to increased production from Western Canadian producers and offshore imports to the United States. Average mill nets for the third quarter of 2002 were 14% lower than in the same quarter in 2001.

      Abitibi-Consolidated took significant downtime in the third quarter across the Company's sawmill operations. Difficult market conditions caused by the U.S. imposed antidumping and countervailing duties and the subsequent high cost of exporting lumber to the United States are the major reasons for the downtime.

      During the third quarter, the World Trade


                                       02              Abitibi-Consolidated 2002

Organization (WTO) rendered its preliminary decision on the countervailing duty imposed by the U.S. Department of Commerce on softwood lumber imported from Canada, in which it ruled in Canada's favour. Also in the quarter, Canada and the U.S. resumed discussions evaluating province-by-province solution scenarios. The Company has expensed $20 million for countervailing and anti-dumping duties during the third quarter.

Cost Improvements

Abitibi-Consolidated has set a target of reducing its costs in 2002 by $100 million compared to last year. All the Company's locations have put cost improvement initiatives in place to reduce material usage and/or increase machine productivity. For the first nine-month period, the Company has achieved $75 million reduction on an annualized basis.

Other Significant Events

On August 1, 2002, the Company announced the sale of its northern bleached softwood kraft ("NBSK") pulp mill located in Saint-Felicien, Quebec to a member of a group of entities controlled by SFK Pulp Fund (collectively, "SFK"). On that date, SFK purchased the Saint-Felicien mill from the Company using gross proceeds from a public offering of $414,750,000 of SFK units along with funds drawn from its own $100 million term facility. Abitibi-Consolidated then retained a 30% interest through class "B" units which are subordinated to the fund units.

      At the closing of the transaction, Abitibi-Consolidated entered into a 20-year fibre supply agreement with the mill to maintain its current woodchips supply.

      On August 16, 2002, the Company and SFK jointly announced that the underwriters of the SFK offering had fully exercised the over-allotment option granted to them, acquiring additional SFK units for gross proceeds of $29,625,000. This reduced Abitibi-Consolidated's interest in SFK from 30% to 25%. The Company's interest in SFK is subordinated, in respect of monthly cash distributions, to the SFK units offered to the public until December 31, 2003.

      The Company entered into a partnership with Central Newfoundland Energy Inc., a non-regulated subsidiary of Fortis Inc. to further develop the hydroelectric potential in Newfoundland. Abitibi-Consolidated holds a 49% interest in the partnership. The $65 million project to increase hydroelectric production on the Exploits river is on budget and on schedule. During the quarter, the partnership has secured $65 million in debt maturing in 2029 from a syndicate of lenders, with no recourse to the Company. Additional energy produced will be sold to Newfoundland and Labrador Hydro.

      No divestiture of the Port-Alfred, Quebec, newsprint mill could be completed by the agent appointed by the Canadian Competition Bureau ("the Bureau") in December 2001 before the expiry of the period provided for in the Consent Order issued by the Competition Tribunal following the Company's undertaking to the Bureau of December 2000.

Dividends

On August 27, 2002, the Company's Board of Directors declared a dividend of $0.10 per share payable on October 1, 2002 to shareholders of record as at September 9, 2002.

Financial Position and Liquidity

Cash generated by continuing operating activities totalled $33 million, or $0.07 per share for the third quarter ended September 30, 2002 compared to $148 million or $0.34 per share in the corresponding period of 2001. The negative variation of $115 million in cash flows from operating activities is mainly due to the reduction in operating profit from continuing operations. For the nine-month period ended September 30, 2002, cash generated by continuing operating activities amounted to $57 million or $0.13 per share compared to $662 million or $1.50 per share for the same period in 2001.

      Capital expenditures were $146 million for the nine-month period ended September 30, 2002 compared to $362 million in the corresponding period last year. The reduction is mostly attributable to the completion of the Texas modernization program in August 2001. During the third quarter of 2002, the Company completed the conversion project to 100% recycled paper at its Thorold, Ontario mill. The project was completed on schedule and within budget and the start-up is in line with expectations. The TMP modernization project at Baie-Comeau, Quebec mill is also on schedule and within budget. Abitibi-Consolidated approved the modernization of its hydroelectric generating facilities at Iroquois Falls, Ontario. The Company expects to meet its objective


Abitibi-Consolidated 2002              03
to keep capital expenditures below $300 million in 2002.

      Total long-term debt amounted to $5,665 million for a ratio of net debt to total capitalization of 0.636, as at September 30, 2002, compared to $6,058 million (a net debt to total capitalization ratio of 0.658 at December 31, 2001). The reduction of $393 million of long-term debt is mainly due to cash generated from the disposal of the Saint-Felicien mill partly offset by a negative variation in non-cash operating working capital for the first nine months of the year. Going forward, the Company remains committed to apply free cash flows to the reduction of long-term debt.

Certifications under the U.S. Sarbanes-Oxley Act of 2002

Although not obligated to do so under the U.S. Sarbanes-Oxley Act of 2002 (the "Act"), the Company's CEO and CFO have decided to certify this interim report to shareholders filed with the U.S. Securities and Exchange Commission ("SEC") on Form 6-K, together with the financial statements attached thereto, as though the interim report was subject to the provisions of the Act. The Company intends to comply with the certification requirements of the Act and its CEO and CFO will certify the Company's Annual Report filed with the SEC on Form 40-F, as required by the Act.

      In the quarter ended September 30, 2002, the Company did not make any significant changes in, nor take any significant corrective actions regarding, the Company's internal controls or other factors that could significantly affect these controls. The Company periodically reviews its internal controls for effectiveness and plans to conduct an evaluation of its disclosure controls and procedures each quarter. As of the end of the third quarter, the Company's CEO and CFO are satisfied with the effectiveness of the Company's disclosure controls and procedures.


                                       04              Abitibi-Consolidated 2002

ABITIBI-CONSOLIDATED INC.
Consolidated Statement of Earnings

                                                                          Three months ended                Nine months ended
                                                               September 30     September 30     September 30    September 30
(unaudited)                                                            2002             2001             2002            2001
(in millions of Canadian dollars, except per share amounts)               $                $                $               $
-----------------------------------------------------------------------------------------------------------------------------
Net sales                                                             1,284            1,336            3,806           4,479
-----------------------------------------------------------------------------------------------------------------------------
Cost of products sold                                                 1,048              930            3,028           3,050
Selling, general and administrative expenses                             40               43              123             126
Amortization of fixed assets                                            163              152              479             477
Amortization of intangible assets                                         4                4               12              12
-----------------------------------------------------------------------------------------------------------------------------
Operating profit from continuing operations                              29              207              164             814

Financial expenses (note 3)                                             119              115              352             352
Loss (gain) on translation of foreign currencies                        192              174              (30)            228
Other expenses                                                            5                5               11              13
-----------------------------------------------------------------------------------------------------------------------------
Earnings (loss) from continuing operations
   before the following items                                          (287)             (87)            (169)            221

Income tax expense (recovery)                                           (73)             (14)            (102)             80
Non-controlling interests                                                 1                6                5              20
-----------------------------------------------------------------------------------------------------------------------------
Earnings (loss) from continuing operations
   before goodwill amortization                                        (215)             (79)             (72)            121

Goodwill amortization                                                    --               10               --              30
-----------------------------------------------------------------------------------------------------------------------------

Earnings (loss) from continuing operations                             (215)             (89)             (72)             91
Earnings from discontinued operations (note 4)                          292                6              302              36
=============================================================================================================================

Net earnings (loss) for the period                                       77              (83)             230             127
=============================================================================================================================

Per common share (basic and diluted)
   Earnings (loss) from continuing operations                         (0.49)           (0.20)           (0.16)           0.21
   Earnings (loss) from continuing operations
      before goodwill amortization                                    (0.49)           (0.18)           (0.16)           0.27
   Net earnings (loss)                                                 0.17            (0.19)            0.52            0.29
=============================================================================================================================

Weighted average number of common
   shares outstanding (in millions)                                     440              440              440             440
=============================================================================================================================
Common shares outstanding at end
   of period (in millions)                                              440              440              440             440
=============================================================================================================================

Consolidated Statement of Deficit

                                                                          Three months ended                Nine months ended
                                                               September 30     September 30     September 30    September 30
(unaudited)                                                            2002             2001             2002            2001
(in millions of Canadian dollars)                                         $                $                $               $
-----------------------------------------------------------------------------------------------------------------------------
Deficit, beginning of period                                           (515)            (388)            (580)           (510)
Net earnings (loss) for the period                                       77              (83)             230             127
Dividends declared                                                      (44)             (44)            (132)           (132)
-----------------------------------------------------------------------------------------------------------------------------
Deficit, end of period                                                 (482)            (515)            (482)           (515)
=============================================================================================================================


Abitibi-Consolidated 2002              05

ABITIBI-CONSOLIDATED INC.
Consolidated Statement of Cash Flows

                                                                          Three months ended                Nine months ended
                                                               September 30     September 30     September 30    September 30
(unaudited)                                                            2002             2001             2002            2001
(in millions of Canadian dollars, except per share amounts)               $                $                $               $
-----------------------------------------------------------------------------------------------------------------------------
Continuing operating activities
Net earnings (loss) from continuing operations                         (215)             (89)             (72)             91
Amortization                                                            167              166              491             519
Future income taxes                                                     (67)              (6)            (116)             55
Loss (gain) on translation of foreign currencies                        199              170              (35)            223
Non-controlling interests                                                 1                6                5              20
Other non-cash items                                                    (13)              (3)             (22)            (35)
-----------------------------------------------------------------------------------------------------------------------------
                                                                         72              244              251             873

Change in non-cash operating working capital components                 (39)             (96)            (194)           (211)
-----------------------------------------------------------------------------------------------------------------------------
Cash flows from continuing operating activities                          33              148               57             662
-----------------------------------------------------------------------------------------------------------------------------

Financing activities of continuing operations
Increase in long-term debt                                              233              426              602             611
Repayment of long-term debt                                            (654)            (104)            (968)           (615)
Dividends paid to shareholders                                          (44)             (44)            (132)           (132)
Dividends paid to non-controlling shareholders of
   subsidiary companies                                                  --               (5)              --             (17)
-----------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities of continuing operations          (465)             273             (498)           (153)
-----------------------------------------------------------------------------------------------------------------------------

Investing activities of continuing operations
Business acquisition, net of cash acquired                               --             (283)              --            (283)
Additions to fixed assets                                               (39)            (115)            (146)           (362)
Net proceeds on disposal of fixed assets                                 --               (3)              --              45
Net proceeds on disposal of discontinued operations (note 4)            463               --              463              --
Other                                                                     1               (4)             (28)            (15)
-----------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities of continuing operations           425             (405)             289            (615)
-----------------------------------------------------------------------------------------------------------------------------

Cash generated by (used in) continuing operations                        (7)              16             (152)           (106)
Cash generated by discontinued operations                                31               15               47              50
-----------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents during
   the period                                                            24               31             (105)            (56)
Currency translation adjustment on cash                                  --                2               (4)              1
Cash and cash equivalents, beginning of period                           75               35              208             123
-----------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                                 99               68               99              68
=============================================================================================================================

Cash flows from continuing operating activities per share              0.07             0.34             0.13            1.50
=============================================================================================================================

   Components of the changes in non-cash operating working
      capital
      Accounts receivable                                               (38)              57             (158)            123
      Inventories                                                       (11)             (68)              65             (99)
      Prepaid expenses                                                  (13)              (3)             (24)            (28)
      Accounts payable and accrued liabilities                           23              (82)             (77)           (207)
                                                               --------------------------------------------------------------
                                                                        (39)             (96)            (194)           (211)
                                                               --------------------------------------------------------------
   Cash outflows during the period related to
      Interest on long-term debt                                        126              136              352             370
      Income taxes                                                        2               17               33              26
                                                               --------------------------------------------------------------
                                                                        128              153              385             396
                                                               --------------------------------------------------------------


                                       06              Abitibi-Consolidated 2002

ABITIBI-CONSOLIDATED INC.
Consolidated Balance Sheet

                                                                September 30       December 31
(unaudited)                                                             2002              2001
(in millions of Canadian dollars)                                          $                 $
----------------------------------------------------------------------------------------------
ASSETS

Current assets
Cash and short-term investments                                           99               208
Accounts receivable                                                      630               478
Inventories                                                              771               844
Prepaid expenses                                                          74                52
Current assets of discontinued operations (note 4)                        --                58
----------------------------------------------------------------------------------------------
                                                                       1,574             1,640

Investments                                                              248                72
Fixed assets                                                           7,184             7,481
Intangible assets                                                        554               566
Other assets                                                              76                83
Goodwill                                                               1,420             1,420
Non-current assets of discontinued operations (note 4)                    --               107
----------------------------------------------------------------------------------------------

                                                                      11,056            11,369
==============================================================================================

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities
   Continuing operations                                               1,042             1,157
   Discontinued operations (note 4)                                       --                 9
Long-term debt due within one year                                       291               249
----------------------------------------------------------------------------------------------
                                                                       1,333             1,415

Long-term debt                                                         5,374             5,809
Employee future benefits                                                 165               204
Future income taxes                                                      866               881
Deferred gain (note 4)                                                   137                --
Non-controlling interests                                                 74                69
Non-current liabilities of discontinued operations (note 4)               --                20

SHAREHOLDERS' EQUITY
Capital stock                                                          3,520             3,520
Contributed surplus                                                       14                14
Deficit                                                                 (482)             (580)
Foreign currency translation adjustment                                   55                17
----------------------------------------------------------------------------------------------
                                                                       3,107             2,971
----------------------------------------------------------------------------------------------

                                                                      11,056            11,369
==============================================================================================


Abitibi-Consolidated 2002              07

ABITIBI-CONSOLIDATED INC.
Consolidated Business Segments

(unaudited)
(in millions of Canadian dollars)

                                                   Net                      Operating       Additions to             Sales
                                                 sales   Amortization   profit (loss)       fixed assets            Volume
Three months ended September 30, 2002                $              $               $                  $
-----------------------------------------------------------------------------------------------------------------------------
Newsprint                                          749            104               3                 27             1,197(a)
Value-added groundwood papers                      390             48              33                  6               458(a)
Lumber                                             145             15              (7)                 6               428(b)
-----------------------------------------------------------------------------------------------------------------------------
Continuing operations                            1,284            167              29                 39
=============================================================================================================================

                                                   Net                      Operating       Additions to             Sales
                                                 sales   Amortization   profit (loss)       fixed assets            Volume
Three months ended September 30, 2001                $              $               $                  $
-----------------------------------------------------------------------------------------------------------------------------
Newsprint                                          779            105             122                 51             1,005(a)
Value-added groundwood papers                      402             37              67                 51               415(a)
Lumber                                             155             14              18                 13               391(b)
-----------------------------------------------------------------------------------------------------------------------------
Continuing operations                            1,336            156             207                115
=============================================================================================================================

                                                   Net                      Operating       Additions to             Sales
                                                 sales   Amortization   profit (loss)       fixed assets            Volume
Nine months ended September 30, 2002                 $              $               $                  $
-----------------------------------------------------------------------------------------------------------------------------
Newsprint                                        2,124            312              (1)               115             3,408(a)
Value-added groundwood papers                    1,148            140             105                 17             1,317(a)
Lumber                                             534             39              60                 14             1,341(b)
-----------------------------------------------------------------------------------------------------------------------------
Continuing operations                            3,806            491             164                146
=============================================================================================================================

                                                   Net                      Operating       Additions to             Sales
                                                 sales   Amortization   profit (loss)       fixed assets            Volume
Nine months ended September 30, 2001                 $              $               $                  $
-----------------------------------------------------------------------------------------------------------------------------
Newsprint                                        2,730            338             557                121             3,364(a)
Value-added groundwood papers                    1,277            111             231                215             1,310(a)
Lumber                                             472             40              26                 26             1,306(b)
-----------------------------------------------------------------------------------------------------------------------------
Continuing operations                            4,479            489             814                362
=============================================================================================================================

      (a)   in thousands of tonnes

      (b)   in millions of board feet

                                                                                            September 30       December 31
                                                                                                    2002              2001
Total assets                                                                                           $                 $
-----------------------------------------------------------------------------------------------------------------------------
Newsprint                                                                                          7,327             7,460
Value-added groundwood papers                                                                      2,919             2,853
Lumber                                                                                               810               891
Discontinued activities                                                                               --               165
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                  11,056            11,369
=============================================================================================================================


                                       08              Abitibi-Consolidated 2002

ABITIBI-CONSOLIDATED INC.
Notes to Consolidated Financial Statements
September 30, 2002

1.    Summary of significant accounting policies

      These consolidated financial statements of Abitibi-Consolidated Inc. are expressed in Canadian dollars and are prepared in accordance with Canadian Generally Accepted Accounting Principles.

            These consolidated financial statements are prepared using the same accounting principles and application thereof as the financial statements for the year ended December 31, 2001, except for the following:

a)    Goodwill

      Effective January 1, 2002, the Company adopted the new recommendations of
      Section 3062 of the Canadian Institute of Chartered Accountants Handbook (the "Handbook") with regards to goodwill and intangible assets and accordingly, goodwill is no longer amortized to earnings, but periodically tested for impairment. During the second quarter, the Company completed the required transitional impairment test as at January 1, 2002 and found no impairment of goodwill. On an ongoing basis (absent any impairment indicators), the Company expects to perform the impairment tests during the fourth quarter.

b)    Translation of foreign currencies

      Effective January 1, 2002, the Company adopted retroactively with restatement the new recommendations of Section 1650 of the Handbook with respect to foreign currency translation and accordingly, eliminated the deferral and amortization of unrealized translation gains and losses on foreign currency denominated monetary items (mainly US dollars long-term debt) that have a fixed or ascertainable life extending beyond the period. As a result of these recommendations, "Other assets" decreased by $338 million, future income taxes decreased by $44 million, and deficit increased by $294 million as of December 31, 2001. The restatement of prior periods earnings resulted in a decrease in net earnings of $127 million for the quarter ended September 30, 2001, and a decrease in net earnings of $157 million for the nine months ended September 30, 2001.

c)    Stock-based compensation plans

      Effective January 1, 2002, the Handbook established new recommendations on stock-based compensation and other stock-based payments. The Company has chosen to use the intrinsic value method to record the stock options granted to employees and therefore, the new recommendations have had no effect on the balance sheet and the net earnings of the Company. The Company has presented the required disclosures when using the intrinsic value in note 2 to these interim financial statements.

            All expenses related to the other stock-based compensation plans are recorded to earnings when incurred.

d)    Intangible assets

      Intangible assets are recorded at cost. Amortization is provided using the straight-line method over the productive lives of the intangible assets, which generally are 40 years.

      The adoption of the new recommendations had no effect on the cash flows of the Company.

2.    Stock-based compensation plans

a)    Employee share ownership plan

      On January 1, 2002, the Company introduced a stock ownership plan for its non-unionized employees, including senior executives. Under this plan, participants may contribute, through payroll deduction, up to $3,000 annually. On January 31 of each year provided certain conditions are met, the Company will contribute an additional amount equal to 33% of the total contribution made by each participant during the preceding year. The shares will be purchased on the open market.

b)    Performance share units plan

      The Company has established a performance share unit (PSU) plan for designated senior executives, which places an emphasis on pay for performance. Performance is measured on the basis of an annualized rate of return over a three-year performance period. It is based on a total shareholder return (TSR), which reflects share price appreciation and dividends paid for the period. PSUs are earned on the basis of Company's TSR ranking measured against the TSR of comparable companies. Payments to executives are based on the number of PSUs earned multiplied by the market value of the Company's common shares at the end of the three-year performance period. At the employee's discretion, payment may be made entirely in common shares purchased on the open market or 50% in common shares and 50% in cash. During the nine months


Abitibi-Consolidated 2002              09
      ended September 30, 2002, the Company granted 172,427 PSUs (none during the three months ended September 30, 2002) bringing the total outstanding to 307,776. As at September 30, 2002, there was no significant amount payable under this plan.

c)    Executive deferred share units plan

      The Company has established a deferred share unit plan for designated senior executives. Under the terms of this plan, senior executives can elect to have a portion of their annual incentive remuneration paid to them in the form of deferred share units (DSU). Each DSU is equivalent in value to a common share of the Company and is notionally credited with dividends when shareholders receive dividends from the Company. A DSU is paid to an executive upon termination of employment and is payable, at the executive's option, in the form of either cash or common shares of the Company, which are purchased on the open market. As at September 30, 2002, 168,885 DSUs are outstanding.

d)    Stock option plan

      The Company has a stock option plan for eligible employees and non-employee directors of the Company, under which common shares of the Company may be purchased at a price equal to the market price of the common shares at the date of granting of the option. The right to exercise the options generally vests over a period of four years of continuous employment, or immediately for non-employee directors, and are exercisable for a period not to exceed 10 years from the date of the grant. Under these plans, a maximum of 12,950,000 stock options may be granted. During the first three quarters, the Company granted 2,266,400 stock options at an average exercise price of $13.34.

            In accordance with Section 3870 of the Handbook and using the straight-line method, the following pro forma disclosures present the effect on income had the fair value-based method been chosen.

                                                                    Three months ended    Nine months ended
                                                                    September 30, 2002   September 30, 2002
      (in millions of Canadian dollars, except per share amounts)                    $                    $
      -----------------------------------------------------------------------------------------------------
      Net earnings
         As reported                                                                77                  230
         Pro forma                                                                  76                  229

      Earnings per share
         As reported                                                              0.17                 0.52
         Pro forma                                                                0.17                 0.52

      The fair value of each option granted was estimated on the date of grant using the Black & Scholes option-pricing model with the following assumptions:

      Assumptions
         Dividend yield                                                     3.0%
         Volatility                                                        29.9%
         Risk-free interest rate                                            5.2%
         Expected option lives (in years)                                   5.9

      Weighted average fair value of each option ($/option)                5.33

3.    Financial expenses

                                                     Three months ended          Nine months ended
                                                           September 30               September 30
                                                      2002         2001         2002          2001
      (in millions of Canadian dollars)                  $            $            $             $
      --------------------------------------------------------------------------------------------
      Interest on long-term debt                       109          112          339           348
      Amortization of deferred financing fees            4            2            9             5
      Penalty on early retirement of debt                7           --            7            --
      Interest income                                   (1)           1           (3)           (1)
      --------------------------------------------------------------------------------------------
                                                       119          115          352           352
      ============================================================================================


                                       10              Abitibi-Consolidated 2002

4.    Discontinued operations

      On August 1, 2002, the Company completed the sale of its northern bleached softwood kraft pulp mill located in Saint-Felicien, Quebec ("the Mill") to SFK Pulp General Partnership ("SFK GP"), created by SFK Pulp Fund ("the Fund") to acquire the Mill. The Company kept all trade receivables related to the Mill's business as at the closing date and received consideration comprising $440 million in cash, 17,775,000 Class B exchangeable units of SFK GP ("Class B units") and a contingent consideration of $11 million. On August 16, 2002, pursuant to the exercise of the over-allotment option for units of the Fund by underwriters, the Company received an additional $23 million and a contingent consideration of $5 million on redemption of 2,962,500 Class B units. At September 30, 2002, the Company has a 25% interest in SFK GP.

            Total net proceeds to the Company, after transaction costs, were approximately $625 million. The Company recorded a gain of $365 million before income taxes and a deferred gain of $139 million.

            The $16 million contingent consideration is to be held in trust by the Fund and may be released monthly to the Company between August 1, 2002 and December 31, 2003 if the Fund's monthly distributable cash, as defined in the relevant agreements exceeds certain levels. As of September 30, 2002, an amount of $1.9 million has been used by the Fund for distributions to its unitholders. The deferred gain described above has been reduced by the same amount.

            Class B units are exchangeable into the Fund units on a one-for-one basis, under certain conditions. The Company accounts for its investment in SFK GP using the equity method.

            The carrying value of net assets sold was as follows:

      (in millions of Canadian dollars)                                       $
      -------------------------------------------------------------------------

      Net assets sold
         Current assets                                                      31
         Fixed assets                                                       104
         Current liabilities                                                 (9)
         Non-current liabilities                                             (5)
      -------------------------------------------------------------------------
      Carrying value of net assets sold                                     121
      =========================================================================

            Earnings from discontinued operations are as follows:

                                                            Three months ended           Nine months ended
                                                                  September 30                September 30
                                                             2002         2001          2002          2001
      (in millions of Canadian dollars)                         $            $             $             $
      ----------------------------------------------------------------------------------------------------
      Net sales                                                13           50           103           172
      ----------------------------------------------------------------------------------------------------

      Operating earnings before income tax                      4            9            19            53
      Income tax expense                                       (1)          (3)           (6)          (17)
      Gain on disposal of business before income tax          365           --           365            --
      Income tax expense                                      (76)          --           (76)           --
      ----------------------------------------------------------------------------------------------------
      Net earnings from discontinued operations               292            6           302            36
      ====================================================================================================

5.    Related party transactions

      Historically, fibre was provided to the Saint-Felicien Mill by the Company. Since the closing of the sale of the Mill to SFK GP (note 4), SFK GP benefits from a 20-year fibre supply agreement with the Company. Subject to certain conditions, the price of fibre payable by SFK GP will be tied to the price of pulp for the first 740,000 metric tonnes of fibre per year. However, the price per metric tonne of fibre will never be less than $20 below or more than $20 above the market price for a metric tonne of fibre. During the third quarter, fibre sales to SFK GP amounted to $12 million.

            As at September 30, 2002, the net outstanding balance due from the Fund and SFK GP to the Company, including all other related transactions, amounted to $10 million.

6.    Comparative figures

      Certain comparative figures presented in the financial statements have been reclassified to conform to the current period presentation.


Abitibi-Consolidated 2002              11

                                 CERTIFICATION

I, John W. Weaver, certify that:

1. I have reviewed this quarterly report of Abitibi-Consolidated Inc. (the "registrant");

2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3. Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this quarterly report (the "Evaluation Date"); and

c) presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors:

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this quarterly report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated: November 5, 2002


/s/ John W. Weaver

John W. Weaver
President and Chief Executive Officer

                                 CERTIFICATION

I, Pierre Rougeau, certify that:

1. I have reviewed this quarterly report of Abitibi-Consolidated Inc. (the "registrant");

2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3. Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this quarterly report (the "Evaluation Date"); and

c) presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors:

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this quarterly report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated: November 5, 2002


/s/ Pierre Rougeau

Pierre Rougeau
Senior Vice-President, Corporate Development and
Chief Financial Officer

                                   SCHEDULE 1

                                 CERTIFICATION

      The undersigned officer of Abitibi-Consolidated Inc. (the "Company"), does hereby certify that:

      The Quarterly Report on Form 6-K for the quarter ended September 30, 2002 of the Company (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in the Report presents, in all material respects, the financial condition and results of operations of the Company.

Dated: November 5, 2002


/s/ John W. Weaver

John W. Weaver
President and Chief Executive Officer

                                   SCHEDULE 1

                                 CERTIFICATION

      The undersigned officer of Abitibi-Consolidated Inc. (the "Company"), does hereby certify that:

      The Quarterly Report on Form 6-K for the quarter ended September 30, 2002 of the Company (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in the Report presents, in all material respects, the financial condition and results of operations of the Company.

Dated: November 5, 2002


/s/ Pierre Rougeau

Pierre Rougeau
Senior Vice-President, Corporate Development and
Chief Financial Officer